Contact

www.linkedin.com/in/
mohammedasfour (LinkedIn)
www.asfour0.com (Blog)
www.untitledstudios.com
(Company)

Top Skills

Entrepreneurship
Business Development
Management

Languages

English
Arabic

Mohammed Asfour

COO & Co-founder at GigaStar
Dubai, United Arab Emirates

Summary

Building the Wall Street of the Creator Economy!

Specialties: Exploring new business ideas.

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Experience

GigaStar
COO & Co-founder
April 2022 - Present (4 years 1 month)

Kharabeesh
19 years

Board Member
January 2011 - Present (15 years 4 months)

CEO
September 2012 - June 2022 (9 years 10 months)

Co-Founder, COO
2007 - August 2012 (5 years)

Think Arabia
Co-Founder
January 2010 - July 2013 (3 years 7 months)
Jordan

Vardot
Co-Founder
2011 - 2011 (less than a year)
Jordan

Wikikiwis
Co-Founder
September 2009 - September 2010 (1 year 1 month)

Untitled Studios
Co-Founder
2003 - 2009 (6 years)

Rama Vision
Multimedia Developer
2001 - 2002 (1 year)

Pixel-ME
Co-Founder, Graphic Designer
2001 - 2002 (1 year)

Education

Jordan University of Science and Technology

BS, Architecture · (1997 - 2004)

Jubilee School

Tawjihi · (1994 - 1997)